

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

October 4, 2010

Via U.S. Mail

Mr. Brian A. Kenney, Chief Executive Officer
GATX Corporation
222 West Adams Street
Chicago, Illinois 60606-5314

      Re: GATX Corporation
              Form 10-K for the year ended December 31, 2009
              Filed February 25, 2010
              File No. 001-02328

Dear Mr. Kenney:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Linda Cvrkel
                    Branch Chief